Exhibit 99.1

ZOOZ Power Reports H2 and Full Year 2024 Financial Results

March 6, 2025 – Tel-Aviv, Israel – ZOOZ Power (Nasdaq and TASE: ZOOZ), a leading provider of flywheel-based power boosters and energy management systems for enabling ultra-fast EV charging solutions, announced today its second half and full year 2024 financial results and provided a corporate update.

ZOOZ Power’s revenue increased in 2024, doubling the number of systems sold in 2023. Revenue increased by 36% from $0.76 million in 2023 to $1.04 million in 2024. While revenue in 2023 included related installations services provided only in 2023 as part of early penetration, in 2024 revenue relates to systems only.

“As the EV market continues to evolve, ZOOZ Power remains dedicated to delivering innovative power-boosting and energy management solutions that enhance the accessibility and efficiency of ultra-fast charging stations worldwide. I am excited to lead ZOOZ Power and focus on global expansion”, said Erez Zimerman, ZOOZ Power’s CEO.

“With our unique flywheel-based power boosting technology and recent deployments in key global markets, we are uniquely positioned to grow our presence globally. We are currently scaling operations in Germany and France and advancing partnerships with leading charge point operators. These steps underscore our commitment to enhance infrastructure efficiency and empower the EV ecosystem. I look forward to our success in 2025 as we shape the future of sustainable, high-performance charging solutions”, concluded Erez Zimerman.

Operational Highlights for the Six Months Ended December 31, 2024

●	In July 2024, ZOOZ Power expanded its presence in Germany, with its power boosters now operational at four sites, leading charge point operators. A fifth purchase order and deployment, currently underway, is a strong testament to the customer’s trust in ZOOZ’s technology. These successful deployments demonstrate ZOOZ Power’s role as a key enabler of sustainable, high-performance EV charging solutions and a trusted operating partner.
●	Following a successful pilot of the ZOOZTER™-100 system at the Dor-Alon gas station along Highway 6 (one of Israel’s main transportation corridors), which led to a significant increase in charging sessions per day and demonstrated a relatively short ROI. Dor-Alon decided to adopt the ZOOZ solution and purchased the system.
●	In August, ZOOZ Power appointed Erez Zimerman as its new Chief Executive Officer, effective September 17th. Zimerman brings extensive experience across hardware and software, with a proven track record in company turnarounds, IPOs, acquisitions, and scaling global sales.
●	To further accelerate growth, ZOOZ Power expanded its sales team in Germany and France, two of Europe’s most dynamic and fast-growing electric vehicle markets. This strategic move enhances the company’s capacity to meet the increasing demand for efficient and sustainable EV charging infrastructure throughout the region.
●	In October 2024, ZOOZ deployed it’s ZOOZTER™-100 system at NYPA (New York Power Authority). New York Power Authority President and CEO Justin E. Driscoll said, “Innovation is a priority for the Power Authority, and partnerships like the one with ZOOZ are integral to our work to decarbonize our economy and support transportation electrification in New York State.”
●	In November 2024, ZOOZ Power entered into a Standby Equity Purchase Agreement (SEPA) securing access to up to $12 million in flexible financing over a two-year period. This financing option provides the company with greater flexibility to raise capital strategically, ensuring support for its growth initiatives while maintaining control over the timing and volume of equity sales.

Financial Highlights:

Six Months Ended December 31, 2024

●	Revenue: ZOOZ reported approximately $498 thousand in revenue for the six months ended December 31, 2024, compared to no revenue for the six months ended December 31, 2023. The revenue reported reflects sale of ZOOZTER™-100 systems,
●	Cost of revenues: Cost of revenues for the six months ended December 31, 2024, were approximately $776 thousand, compared with approximately $888 thousand for the six months ended December 31, 2023. Cost of revenues for the six months ended December 2023 is mainly attributed to fair value adjustments and raw material write-offs.
●	Research and Development Expenses, Net: Research and development expenses, net for the six months ended December 31, 2024, were approximately $2,633 thousand, compared with approximately $2,563 thousand for the six months ended December 31, 2023.
●	Sales and Marketing Expenses: Sales and marketing expenses for the six months ended December 31, 2024, were approximately $494 thousand, compared with approximately $1,710 thousand for the six months ended December 31, 2023. The decrease is mainly attributed to the recognition of grants received as part of the NYPA (New York Power Authority) Cooperation Agreement, following the successful installation of ZOOZTER™-100 system, which effectively offset Sales and Marketing expenses in 2024.
●	General and Administrative Expenses: General and administrative expenses for the six months ended December 31, 2024, were approximately $1,872 thousand, compared with approximately $1,322 thousand for the six months ended December 31, 2023. The increase is mainly attributed to D&O insurance costs and other expenses related to the Company’s listing for trading on the Nasdaq following the consummation of the Business Combination, effective as of April 4, 2024.
●	Net loss: Net loss for the six months ended December 31, 2024, was approximately $5,753 thousand, or $0.50 per basic and diluted share, compared with a net loss of approximately $6,353 thousand, or $1.07 per basic and diluted share, for the six months ended December 31, 2023.

Full Year Ended December 31, 2024

●	Cash: As of December 31, 2024, ZOOZ had approximately $7,532 thousand in cash, cash equivalents and short-term deposit, compared with approximately $6,672 thousand as of December 31, 2023. Since ZOOZ has just started commercial sales of its products and considering ZOOZ’s expected cash usage, early this year ZOOZ initiated certain measures designed to reduce its operation cost, such as workforce reduction where it deemed appropriate and has continued its sales and marketing efforts. In addition, ZOOZ expects that it will need to obtain additional funding in 2025 in connection with its continuing operations.
●	Revenue: ZOOZ reported approximately $1,041 thousand in revenue for the full year ended December 31, 2024, compared with approximately $764 thousand for the full year ended December 31, 2023. The revenue reported reflects sales of ZOOZTER™-100 systems.
●	Cost of revenues: Cost of revenues for the full year ended December 31, 2024, were approximately $1,527 thousand, compared with approximately $1,869 thousand for the full year ended December 31, 2023. Please refer to “Six Months Ended December 31, 2024” for the description of this decrease.

●	Research and Development Expenses, Net: Research and development expenses, net for the full year ended December 31, 2024, were approximately $5,062 thousand, compared with approximately $5,215 thousand for the full year ended December 31, 2023.
●	Sales and Marketing Expenses: Sales and marketing expenses for the full year ended December 31, 2024, were approximately $1,324 thousand, compared with approximately $3,041 thousand for the full year ended December 31, 2023. Please refer to “Six Months Ended December 31, 2024” for the description of this decrease.
●	General and Administrative Expenses: General and administrative expenses for the full year ended December 31, 2024, were approximately $3,664 thousand, compared with approximately $2,850 thousand for the full year ended December 31, 2023. Please refer to “Six Months Ended December 31, 2024” for the description of this increase.
●	Net loss: Net loss for the full year ended December 31, 2024, was approximately $10,990 thousand, or $1.09 per basic and diluted share, compared with a net loss of approximately $11,755 thousand, or $1.99 per basic and diluted share, for the full year ended December 31, 2023.

Results (K)

	H2 2024 Unaudited	H2 2023 Unaudited	FY 2024 Audited	FY 2023 Audited
Revenues	$498	-	$1,041	$764
Net Loss	$5,753	$6,353	$10,990	$11,755
Loss per diluted share	$0.50	$1.07	$1.09	$1.99

Full financial tables are included below

About ZOOZ Power

ZOOZ is the leading provider of flywheel-based power boosting and energy management solutions, enabling the widespread deployment of ultra-fast charging infrastructure for electric vehicles (EVs) while overcoming existing grid limitations.

ZOOZ pioneers its unique flywheel-based power-boosting technology, enabling efficient utilization and power management of a power-limited grid at an EV charging site. Its Flywheel technology allows high-performance, reliable, and cost-effective ultra-fast charging infrastructure.

ZOOZ Power’s sustainable, power-boosting solutions are built with longevity and the environment in mind, helping its customers and partners accelerate the deployment of fast-charging infrastructure, thus facilitating improved utilization rates, better efficiency, greater flexibility, and faster revenues and profitability growth. ZOOZ is publicly traded on NASDAQ and TASE under the ticker ZOOZ

For more information, please visit: www.zoozpower.com/

Investor Contact:

Miri Segal – CEO

MS-IR LLC

msegal@ms-ir.com

Media enquiries:

Media@zoozpower.com

Forward-Looking Statement

This press release contains “forward-looking statements” within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934, as amended, and the safe-harbor provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on the current beliefs, expectations, and assumptions of ZOOZ Power. All statements other than statements of historical facts contained in this press release, including statements regarding ZOOZ Power, and any of ZOOZ Power’s strategy, future operations and statements related to the collaboration between ZOOZ Power and “ON” charging network (including any plans to implement ZOOZ Power’s solution and upgrade an additional site of “ON” on Route 6) are forward-looking statements. These statements involve known and unknown risks, uncertainties and other important factors that may cause ZOOZ Power’s actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. These risks and other risks and uncertainties are more fully discussed in the “Risk Factors” section of ZOOZ’s most recent Annual Report on Form 20-F as filed with the U.S. Securities and Exchange Commission (“SEC”) as well as other documents that may be subsequently filed by the Company from time to time with the SEC. The words “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Forward-looking statements include, but are not limited to, statements relating to the limited operating history and evolving business model that make it difficult for investors to evaluate ZOOZ Power’s business and future prospects, material weaknesses identified in ZOOZ Power’s internal control over financial reporting and the potential results of ZOOZ Power being unable to remediate these material weaknesses, or identify additional material weaknesses in the future or otherwise failure to maintain an effective system of internal control over financial reporting, ZOOZ Power’s management’s determination that substantial doubt exists about the continued existence of ZOOZ Power as a “going concern”, changes to fuel economy standards or changes to governments’ regulations and policies in relation to environment or the success of alternative fuels which may negatively impact the EVs market and thus the demand for ZOOZ Power’s products, delays in deployment of public ultra-fast charging infrastructure which may limit the need and urgency for ZOOZ Power’s products, the potential outcome of ZOOZ Power’s collaborations with third parties for installation of its flywheel-based power boosting solution, and conditions in Israel and in the Middle East, including the effect of the evolving nature of the ongoing “Swords of Iron” war, may adversely affect ZOOZ Power’s operations. These forward-looking statements are only estimations, and ZOOZ Power may not actually achieve the plans, intentions or expectations disclosed in any forward-looking statements, so you should not place undue reliance on any forward-looking statements. Actual results or events could differ materially from the plans, intentions and expectations disclosed in forward-looking statements made in this Press Release. Management of ZOOZ Power has based these forward-looking statements largely on current expectations and projections about future events and trends that such persons believe may affect ZOOZ Power’s business, financial condition and operating results. Forward-looking statements contained in this Press Release are made as of the date hereof, and none of ZOOZ Power or any of its representatives or any other person undertakes any duty to update such information except as may be expressly required under applicable law.

ZOOZ POWER LTD

CONSOLIDATED BALANCE SHEETS

(U.S. dollars in thousands) - (Unaudited)

	December 31
	2024	2023
ASSETS
CURRENT ASSETS:
Cash	7,532	6,672
Restricted bank deposits	34	-
Prepaid expenses	370	203
Other current assets	397	549
Inventory	2,320	2,848
TOTAL CURRENT ASSETS	10,653	10,272
NON-CURRENT ASSETS:
Restricted bank deposits	192	224
Prepaid expenses	91	79
Operating lease right of use assets	974	1,309
Property and equipment, net	927	1,593
TOTAL NON-CURRENT ASSETS	2,184	3,205
TOTAL ASSETS	12,837	13,477
LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Accounts payable	297	536
Other payables and accrued expenses	870	1,387
Short term employee benefits	668	788
Share based payment liabilities	-	232
Promissory note	890	-
Promissory note - Related party	2,151	-
Current maturities of operating lease liabilities	314	309
TOTAL CURRENT LIABILITIES	5,190	3,252

NON-CURRENT LIABILITIES:
Warrants liability	331	-
Operating lease liabilities	598	1,035
TOTAL NON-CURRENT LIABILITIES	929	1,035

TOTAL LIABILITIES	6,119	4,287

TOTAL EQUITY	6,718	9,190
TOTAL LIABILITIES AND EQUITY	12,837	13,477

ZOOZ POWER LTD

CONSOLIDATED STATEMENTS OF OPERATIONS

(U.S. dollars in thousands, except share and per share data) - (Unaudited)

	Year ended December 31
	2024	2023	2022

Revenue	1,041	764	-
Cost of revenue	1,527	1,869	178
Gross loss	(486)	(1,105)	(178)

Research and development, net	5,062	5,215	4,163
Sales and marketing	1,324	3,041	1,672
General and administrative	3,664	2,850	2,189

Operating loss	(10,536)	(12,211)	(8,202)

Interest expenses	171	-	-
Other finance expenses (income), net	283	(456)	(377)
Net loss	(10,990)	(11,755)	(7,825)

Net loss per ordinary share attributable to shareholders - basic and diluted	(1.09)	(1.99)	(1.51)
Weighted average ordinary shares outstanding – basic and diluted	10,070	5,912	5,166

ZOOZ POWER LTD

CONDENSED CONSOLIDATED BALANCE SHEETS

(U.S. dollars in thousands) - (Unaudited)

	June 30	December 31
	2024	2023
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	7,721	6,672
Short term deposits	3,507	-
Prepaid expenses	838	203
Other current assets	611	549
Inventory	2,470	2,848
TOTAL CURRENT ASSETS	15,147	10,272

NON-CURRENT ASSETS:
Restricted bank deposits	219	224
Prepaid expenses	104	79
Operating lease right of use assets	1,133	1,309
Property and equipment, net	1,411	1,593
TOTAL NON-CURRENT ASSETS	2,867	3,205
TOTAL ASSETS	18, 014	13,477

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Accounts payable	303	536
Other payables and accrued expenses	912	1,387
Short term employee benefits	662	788
Share based payment liabilities	-	232
Promissory note	856	-
Promissory note - Related party	2,069	-
Current maturities of operating lease liabilities	313	309
TOTAL CURRENT LIABILITIES	5,115	3,252

NON-CURRENT LIABILITIES:
Warrants liability	181	-
Operating lease liabilities	824	1,035
TOTAL NON-CURRENT LIABILITIES	1,005	1,035

TOTAL LIABILITIES	6,120	4,287

TOTAL EQUITY	11,894	9,190
TOTAL LIABILITIES AND EQUITY	18,014	13,477

ZOOZ POWER LTD

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(U.S. dollars in thousands, except share and per share data) - (Unaudited)

	Six months ended June 30,
	2024	2023

Revenues	543	784
Cost of revenue	751	981

Gross loss	(208)	(197)

Research and development, net	2,429	2,652
Sales and marketing, net	830	1,331
General and administrative	1,792	1,528

Operating loss	(5,259)	(5,708)

Finance income, net	22	306
Net loss	(5,237)	(5,402)

Net loss per ordinary share attributable to shareholders - basic and diluted	(0.59)	(0.91)
Weighted average ordinary shares outstanding – basic and diluted	8,854	5,912